UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Fortress Multi-Asset Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1345 Avenue of the Americas
New York, New York 10105

Telephone Number (including area code):

(212) 798-6100

Name and address of agent for service of process:

David Brooks
1345 Avenue of the Americas
New York, New York 10105

With copies to:

Nicole M. Runyan, P.C.
Kim E. Kaufman
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒   No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on November 2, 2026.

FORTRESS MULTI-ASSET CREDIT FUND

By:	/s/ David Brooks
Name: David Brooks
Title: Chief Legal Officer

Attest:	/s/ Conor Devine
Name: Conor Devine
Title: Secretary